Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 April 29, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1297
            Multi-Asset Global Dividend Strategy Portfolio, Series 1
                       File Nos. 333-202241 and 811-03763
--------------------------------------------------------------------------------

 Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1297, filed on April 21, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Multi-Asset Global Dividend Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection -- U.S.-Listed Equities

     1. In Step 4 under the "U.S.-Listed Equities" strategy, please change "trust's allocation" to "strategy allocation." In addition, please describe what happens if securities are selected for a particular sector but the weighting for the sector is below the allowed sector weighting range. Finally, please add an example showing what happens if the Global Industry Classification System ("GICS") sector weighting for a particular sector is below 15%.

     Response: The disclosure has been revised in response to your comment. In addition, the sector weighting comparison has been revised to be against the initial selection universe of the strategy.

Investment Summary -- Security Selection -- Foreign-Listed Equities

     2. The second bullet point in part 2 of this section provides that "investment funds" are excluded from the Sub-Universe. Please define "investment funds."

     Response: The disclosure has been revised in response to your comment in this location and throughout the prospectus.

     3. Step 4 of this section provides that the GICS and country allocations will not exceed a 15 percentage point difference in weighting when compared to the MSCI EAFE Index weightings. Please describe what happens if securities are selected for a particular sector or country but the weighting for the sector or country is below the allowed weighting range.

     Response: The disclosure has been revised in response to your comment. In addition, the sector or country weighting comparison has been revised to be against the initial selection universe of the strategy.

Additional Revisions

     Please note that each strategy under the "Security Selection" section has been revised to add a minimum average daily trading volume and/or change the market capitalization minimum. In addition, the source for the initial universe for the "U.S.-Listed Equities" section has been changed to S&P Research Insight.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren